Alliance All-Market Advantage Fund, Inc.
Exhibit 77C
811-08702


The Annual Meeting of Shareholders of Alliance All-Market
Advantage Fund, Inc. was held on March 9, 1999. The following proposals were passed at the meeting:

     1.  To elect the following Directors:



         John H. Dobkin
         William H. Foulk, Jr.
         Dr. James M. Hester

     2. To ratify the selection of PricewaterhouseCoopers LLP as the Fund's independent auditors for the Fund's fiscal year ending September 30, 1999.